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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                Amendment No. 1*

                            AKAMAI TECHNOLOGIES, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    00971T101
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                                 (CUSIP Number)

                                December 31, 2002
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         [X]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 00971T101                                            Page 2 of 7 pages

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 1.      Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Anne E. Lewin
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 2.      Check the Appropriate Box if a Member of a Group (See Instructions) (a)
                                                                             (b)

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 3.      SEC Use Only

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 4.      Citizenship or Place of Organization

         United States

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-------------------         5.       Sole Voting Power

                                     905,290 shares
                            ----------------------------------------------------

Number of Shares            6.       Shared Voting Power
Beneficially
Owned by Each                        5,904,900 shares
Reporting Person            ----------------------------------------------------
With:
                            7.       Sole Dispositive Power

                                     905,290 shares
                            ----------------------------------------------------

                            8.       Shared Dispositive Power

-------------------                  5,904,900 shares
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 9.      Aggregate Amount Beneficially Owned by Each Reporting Person

         6,810,190 shares
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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)

         Not applicable.
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11.      Percent of Class Represented by Amount in Row (9)

         5.8%
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12.      Type of Reporting Person (See Instructions)

         IN
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CUSIP No. 00971T101                                            Page 3 of 7 pages

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 1.      Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Susan Silbeberg
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 2.      Check the Appropriate Box if a Member of a Group (See Instructions) (a)
                                                                             (b)

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 3.      SEC Use Only

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 4.      Citizenship or Place of Organization

         United States
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-------------------         5.       Sole Voting Power

                                     0 shares
                            ----------------------------------------------------

Number of Shares            6.       Shared Voting Power
Beneficially
Owned by Each                        5,904,900 shares
Reporting Person            ----------------------------------------------------
With:
                            7.       Sole Dispositive Power

                                     0 shares
                            ----------------------------------------------------

                            8.       Shared Dispositive Power

-------------------                  5,904,900 shares
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 9.      Aggregate Amount Beneficially Owned by Each Reporting Person

         5,904,900 shares
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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)

         Not applicable.
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11.      Percent of Class Represented by Amount in Row (9)

         5%
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12.      Type of Reporting Person (See Instructions)

         IN
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CUSIP No. 00971T101                                            Page 4 of 7 pages

ITEM 1(a).        NAME OF ISSUER:

                  Akamai Technologies, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  8 Cambridge Center
                  Cambridge, MA 02142

ITEM 2(a).        NAME OF PERSON FILING:

                  Anne E. Lewin and Susan Silbeberg

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The address of Ms. Lewin and Ms. Silbeberg is:

                  c/o Nan Giner
                  Hale and Dorr LLP
                  60 State Street
                  Boston, MA 02109

ITEM 2(c).        CITIZENSHIP:

                  Ms. Lewin and Ms. Silbeberg are citizens of the United States.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common stock, $0.01 par value per share.

ITEM 2(e).        CUSIP NUMBER:

                  00971T101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING
                  IS A: Not applicable.

ITEM 4.           OWNERSHIP:

                  Pursuant to Rule 13d-3, Ms. Lewin may be deemed to beneficially own the common stock of Akamai Technologies, Inc. as follows:

                  (a)      Amount Beneficially Owned: 6,810,190 shares

                  (b)      Percent of Class: 5.8%

                  (c)      Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:
                                    905,290 shares

                           (ii)     Shared power to vote or to direct the vote:
                                    5,904,900 shares

                           (iii) Sole power to dispose or to direct the disposition of: 905,290 shares

                           (iv) Shared power to dispose or to direct the disposition of: 5,904,900 shares

                  Pursuant to Rule 13d-3, Ms. Silbeberg may be deemed to beneficially own the common stock of Akamai Technologies, Inc. as follows:
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CUSIP No. 00971T101                                            Page 5 of 7 pages

                  (a)      Amount Beneficially Owned: 5,904,900 shares

                  (b)      Percent of Class: 5%

                  (c)      Number of shares as to which such person has:

                           (i) Sole power to vote or to direct the vote: 0 shares

                           (ii)     Shared power to vote or to direct the vote:
                                    5,904,900 shares

                           (iii) Sole power to dispose or to direct the disposition of: 0 shares

                           (iv) Shared power to dispose or to direct the disposition of: 5,904,900 shares

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON: Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k). As a result of the relationship between the Filing Persons described herein, the Filing Persons may be deemed to compromise a "group" within the meaning of Section 13 and the Rules promulgated thereunder. However, the Filing Persons deny such group status.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:  Not applicable.

ITEM 10.          CERTIFICATIONS:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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CUSIP No. 00971T101                                            Page 6 of 7 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2003                      /s/ Anne E. Lewin
                                     ------------------------------------------
                                     Anne E. Lewin

                                               /s/ Susan Silbeberg
                                     -------------------------------------------
                                     Susan Silbeberg
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CUSIP No. 00971T101                                            Page 7 of 7 pages

                                                                       Exhibit I

                                    AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by the undersigned of the shares of common stock of Akamai Technologies, Inc.

         EXECUTED as a sealed instrument this 12th day of February, 2003.

                                            /s/ Anne E. Lewin
                                     -------------------------------------------
                                     Anne E. Lewin

                                            /s/ Susan Silbeberg
                                     -------------------------------------------
                                     Susan Silbeberg